HIMALAYA SHIPPING LTD. NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS Wednesday, May 20, 2026 NOTICE IS HEREBY given that the Annual General Meeting (the “AGM”) of the shareholders (the “Shareholders”) of Himalaya Shipping Ltd. (the “Company”) will be held at the Company’s Registered Office located at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda and electronically via Microsoft Teams on Wednesday, May 20, 2026 at 8:00 a.m. (Bermuda time), for the following purposes, all of which are more completely set forth in the accompanying information statement: To receive the audited consolidated financial statements of the Company for the year ended December 31, 2025. To consider the following Company proposals: 1. To set the maximum number of Directors to be not more than seven. 2. To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit. 3. To re-elect Bjørn Isaksen as a Director of the Company. 4. To re-elect Carl E. Steen as a Director of the Company. 5. To re-elect Jehan Mawjee as a Director of the Company. 6. To re-elect Mi Hong Yoon as a Director of the Company. 7. To re-elect Alexandra Kate Blankenship as a Director of the Company. 8. To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration. 9. To approve director fees payable to the Company’s Board of Directors of a total amount of fees not to exceed US$400,000 for the year ending December 31, 2026. By Order of the Board of Directors Mi Hong Yoon Secretary Dated: March 31, 2026 Notes: 1. The Board has fixed the close of business on March 23, 2026, as the record date for the determination of the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. 2. Information concerning solicitation and voting for the AGM, in connection with the business proposals and a Form of Proxy voting for the AGM, including the Company’s audited consolidated financial statements for the year ended December 31, 2025 are available on the Company’s website at https://himalaya-shipping.com under Investor Relations. Shareholders can request hard copies free of charge upon request by writing to us at: 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, or send an e-mail to: my@himalaya-shipping.com. 3. No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney certified by a notary public, is sent to the Company Secretary at my@himalaya-shipping.com, to reach the Registered Office by not later than 48 hours before the time for holding the AGM. * At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office, or via electronic remote participation. We strongly encourage Shareholders to participate remotely and submit a proxy electronically to ensure your shares are voted at the meeting. If a Shareholder chooses to attend the AGM remotely, please contact the Company Secretary at my@himalaya-shipping.com no later than 48 hours prior to the AGM, who will provide the Microsoft Teams link and dial in numbers in advance of the AGM. Additionally, please pre-submit any questions to the Board and these will be answered at the AGM. 4. Each of the resolutions set out above will require the affirmative vote of a simple majority of the votes cast. 5. A Form of Proxy is enclosed for use by holders of shares held through the VPS in Norway in connection with the business set out above. A holders of shares registered in the United States should use the separate Form of Proxy provided.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (THE “MEETING’) OF HIMALAYA SHIPPING LTD TO BE HELD ON MAY 20, 2026. PRESENTATION OF FINANCIAL STATEMENTS In accordance with Section 84 of the Bermuda Companies Act 1981, as amended (the “Companies Act”), the audited consolidated financial statements of the Company for the year ended December 31, 2025, will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by the Shareholders, and no such approval will be sought at the Meeting. The Company’s audited consolidated financial statements are contained in our Annual Report on Form 20-F and available on our website at www.himalaya-shipping.com under Investor Relations. Shareholders can request a hard copy free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda, or send an e- mail to: my@himalaya-shipping.com. The audited consolidated financial statements of the Company for the year ended December 31, 2024, have been provided to Shareholders via the internet as described above. COMPANY PROPOSALS PROPOSALS 1 AND 2 – MAXIMUM NUMBER OF DIRECTORS AND VACANCIES IN THE NUMBER OF DIRECTORS It is proposed that the Company set the maximum number of Directors to be not more than seven. It is further proposed, in accordance with Bye-law 98, that vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit. Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected. PROPOSALS 3, 4, 5, 6 AND 7 – ELECTION OF DIRECTORS The Board has nominated the five persons listed below for re-election all of whom are presently members of the Board of Directors of the Company. A majority of the nominees are independent under both the New York Stock Exchange ("NYSE") corporate governance listing standards and the Norwegian Code of Practice for Corporate Governance (the “Code”). To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE listing standards, and the Board must have affirmatively determined that he or she has no material relationships with the Company, either directly or as a partner, shareholder or officer of another organization that has a relationship with the Company. The Board, having reviewed and considered all relevant relationships between the Company and each nominee, determined that a majority of the nominees are independent. There are no family relationships among the director nominees or between any director nominee and any executive officer, the nominees have confirmed. As provided in the Company's Bye-laws (the “Bye-laws”), each Director is elected at each annual general meeting of Shareholders and shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. The Board strongly supports their election and recommends that shareholders vote in favour of the proposed resolutions at the AGM. Nominees for Election to the Company's Board of Directors Information concerning the nominees for selection as Directors of the Company is set forth below: Name Director since Position with the Company Bjørn Isaksen 2021 Director, Chairman and Compensation Committee Member Carl E. Steen 2021 Director, Compensation Committee Chair and Audit Committee Member Jehan Mawjee 2022 Director and Audit Committee Chair Mi Hong Yoon 2022 Director and Secretary Alexandra Kate Blankenship 2025 Director and Audit Committee Member

Mr. Bjørn Isaksen has been a member of our Board of Directors since June 2, 2021. Mr. Isaksen was employed by ABG Sundal Collier Ltd. as a partner from 2005 until 2014 and has been employed by Magni Partners Limited, in the UK, as a partner since 2014. Mr. Isaksen is a resident of Monaco. Magni Partners Limited is a subsidiary of Magni Partners. The founder and sole shareholder of Magni Partners is Mr. Tor Olav Trøim. Drew Holdings Limited, which is wholly owned by Drew Trust, a trust established for the benefit of Mr. Trøim and his immediate family, owns approximately 29.1% of the common shares of the Company as of March 5, 2026. Mr. Carl E. Steen has been a member of our Board of Directors since November 1, 2021 and currently serves on our Audit Committee. His career spans several high-profile companies, including in his role as Head of the Shipping, Oil Services & International Division at Nordea Bank, where he served from January 2001 to February 2011. Mr. Steen holds directorship positions in various Norwegian and international companies including Golar LNG Limited, Wilhelmsen Holding ASA (Chairman), and CMB Tech NV. Mr. Steen holds a Master of Science in Industrial and Management Engineering from ETH Zurich, Switzerland. Ms. Jehan Mawjee has been a member of our Board of Directors and Chair of the Audit Committee since December 19, 2022. Ms. Mawjee has been employed as Chief Accounting Officer of Borr Drilling Limited since April 2021. She previously served in various accounting roles at Golar LNG Limited from 2015 to 2021 and at KPMG from 2012 to 2015. Ms. Mawjee is a Chartered Accountant and holds a Master of Professional Accounting degree from the University of Saskatchewan as well as an Honors Degree in Applied Economics from Queen’s University. Ms. Mi Hong Yoon has served as a member of our Board of Directors and as Company Secretary since May 23, 2022. Ms. Yoon has been Managing Director of Golar Management (Bermuda) Limited since March 2022. Prior to this role, Ms. Yoon was the Chief Legal, Regulatory and Compliance Officer at Digicel from March 2019 to February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019. She brings extensive international legal and regulatory, corporate governance and compliance experience. Ms. Yoon holds a Bachelor of Laws (LLB) from the University of New South Wales and a Master of Laws (LLM) in International Economic Law from the Chinese University of Hong Kong. She is a member of the Institute of Directors and has held various director and company secretary positions, including Cool Company Ltd. Her current directorships and management roles include serving as Director and Company Secretary of Golar LNG Ltd, Borr Drilling Limited and Bruton Limited, and serving as Company Secretary of 2020 Bulkers Ltd. Mrs. Alexandra Kate Blankenship has served as a member of the Board of Directors and Audit Committee since May 21, 2025. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship served as Chief Accounting Officer and Company Secretary of Frontline Ltd from 1994 to 2005. She has held board and committee roles across numerous publicly listed companies, including serving as Director and Audit Committee Chairperson of Diamond S Shipping Inc (until its merger with International Seaways Inc.), Eagle Bulk Shipping Inc., 2020 Bulkers Ltd., North Atlantic Drilling Ltd, Archer Limited, Golden Ocean Group Limited, Frontline Ltd., Avance Gas Holding Limited, SFL Corporation Ltd. (formerly known as Ship Finance International Ltd), Golar LNG Limited, Golar Partners LP, Seadrill Limited and Seadrill Partners LLC. Mrs. Blankenship currently serves as a Director of International Seaways Inc and Borr Drilling Limited. PROPOSAL 8 – RE-APPOINTMENT OF INDEPENDENT AUDITORS At the Meeting, the Board will ask the Shareholders to approve the re-appointment of PricewaterhouseCoopers AS of Oslo, Norway as the Company's independent auditors and to authorise the Board to determine the auditors’ remuneration. Audit services provided by PricewaterhouseCoopers AS in fiscal year 2025 included the examination of the consolidated financial statements of the Company and its subsidiaries. PROPOSAL 9 – TO APPROVE DIRECTORS’ FEES At the Meeting, the Board will ask that the Shareholders approve director fees payable to the Company’s Directors in total amount of fees not to exceed US$400,000 for the year ending December 31, 2026. OTHER BUSINESS Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. By Order of the Board of Directors Mi Hong Yoon Secretary

Himalaya Shipping Ltd. (the "Company")

Form of Proxy for use at Annual General Meeting to be held on May 20, 2026.

I/We ……………………………………………………………………………………………………

Of ……………………………………………………………………………………………………..

being (a) holder(s) of ………………………………… Ordinary Shares of US$1.00 each of the above-named

Company on the record date of March 23, 2026 hereby appoint the duly appointed Chairman of the meeting or ………………………………

to act as my/our proxy at the Annual General Meeting of the Company to be held on May 20, 2026 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals	***For***	***Against***	***Abstain***
1. To set the maximum number of Directors to be not more than seven.			
2. To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.			
3. To re-elect Bjørn Isaksen as a Director of the Company.			
4. To re-elect Carl E. Steen as a Director of the Company.			
5. To re-elect Jehan Mawjee as a Director of the Company.			
6. To re-elect Mi Hong Yoon as a Director of the Company.			
7. To re-elect Alexandra Kate Blankenship as a Director of the Company.			
8. To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.			
9. To approve director fees payable to the Company's Board of Directors of a total amount of fees not to exceed US$400,000 for the year ending December 31, 2026.			

Date ……………………………….. Signature ………………………………………………

Notes:

1. *A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him/her.*
2. *Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.*
3. *In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.*
4. *In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney.*
5. *If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialed.*
6. *This proxy should be completed and sent to the following address not later than 48 hours before the time for holding the meeting.*

DNB Bank ASA
Registrars Dept.
Postboks 1600 Sentrum
0021 Oslo, Norway
Tel: +47 23 26 80 16
Or via e-mail to: vote@dnb.no